FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by Hang Seng Bank, a 62.14% indirectly held subsidiary of HSBC Holdings plc.

HANG SENG BANK
COMPLETION OF SALE OF PART OF THE BANK'S SHAREHOLDING IN INDUSTRIAL BANK

Reference is made to the announcement by Hang Seng Bank Limited (the "Bank") dated 10 February 2015, in relation to the sale by the Bank of part of its shareholding representing up to 5.0% of the ordinary shares of Industrial Bank Co., Ltd. ("Industrial Bank"), by way of placement to institutional investors (the "Transaction").

The Board of Directors (the "Board") of the Bank is pleased to announce that the Transaction has successfully completed, resulting in the sale by the Bank of 952,616,838 ordinary shares of Industrial Bank (representing approximately 5% of the ordinary shares of Industrial Bank) for an aggregate cash consideration of approximately RMB12.73 billion (equivalent to approximately HK$15.79 billion).

Following the completion of the Transaction, the Bank holds approximately 5.87% of the ordinary shares of Industrial Bank.

As at the date hereof, the Board comprises Dr Raymond K F Ch'ien* (Chairman), Ms Rose W M Lee (Vice-Chairman and Chief Executive), Dr John C C Chan*, Mr Nixon L S Chan, Dr Henry K S Cheng*, Ms L Y Chiang*, Mr Andrew H C Fung, Dr Fred Zuliu Hu*, Ms Irene Y L Lee*, Ms Sarah C Legg#, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Kenneth S Y Ng#, Mr Richard Y S Tang*, Mr Peter T S Wong# and Mr Michael W K Wu*.

#  Non-executive Directors
* Independent Non-executive Directors

For and on behalf of
Hang Seng Bank Limited
C C Li
Company Secretary

Hong Kong, 13 February 2015

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,200 offices in 74 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,729bn at 30 September 2014, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 13 February 2015